Filed by First Union Corporation

                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                       Subject Company: Wachovia Corporation
                                       Commission File No. 333-59616

                                       Date: May 29, 2001

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

         The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and, on April 26, 2001, First Union filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of First Union and Wachovia and other relevant documents concerning the proposed transaction. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important  information.  You  will  be  able  to  obtain  a  free  copy  of  the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

         First Union and Wachovia, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the directors and executive officers of First Union and their ownership of First Union common stock is set forth in First Union's proxy statement on Schedule 14A, as filed with the SEC on March 13, 2001. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in Wachovia's proxy statement on Schedule 14A, as filed with the SEC on March 19, 2001. Additional information regarding the interests of those participants may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

THE FOLLOWING PRESENTATION MATERIALS MAY BE USED BY FIRST UNION FROM TIME TO TIME IN ANALYST AND INVESTOR MEETINGS

[WACHOVIA LOGO]                                               [FIRST UNION LOGO]


                              Wachovia/First Union
                            Merger Transition Process
                                    May 2001

Cautionary Statement
--------------------------------------------------------------------------------
This presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information

The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and, on April 26, 2001, First Union filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of First Union and Wachovia and other relevant documents concerning the proposed transaction. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

First Union and Wachovia, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the directors and executive officers of First Union and their ownership of First Union common stock is set forth in First Union's proxy statement on Schedule 14A, as filed with the SEC on March 13, 2001. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in Wachovia's proxy statement on Schedule 14A, as filed with the SEC on March 19, 2001. Additional information regarding the interests of those participants may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Wachovia/First Union
Key Merger Integration Objectives
--------------------------------------------------------------------------------
Primary Objectives

o        Lose no customers

o        Stay focused on customer experience

o        Improve customer perception of combined organization

Other Objectives

o Provide a distinctive value proposition for customers which is based on maintaining a high level of trust and respect among employees

o        Convert systems on time with no adverse customer service/sales impact

o        Exceed quarterly earnings targets

o        Exceed pro forma efficiency expectations

o        Simplify the complexity of the combined operating environment

A Key to Transition Success

o Successfully running normal day-to-day business activities

Merger Transition Organization

         Balanced Representation of Wachovia and First Union Management


                 Executive Committee (B. Baker and K. Thompson)
                        Approve key transition decisions

               Merger Steering Committee (B. McCoy and D. Carroll)
                              Set overall policies

                            Project Management Office
       Coordinate and oversee all transition processes and communications

     Customer Experience Team                       Integrated Communications

     Culture Integration Team                          Progress Tracking

          Transition Team                             Conversion Task Force
Manage the corporations' integration            Complete all systems conversions
     at the business unit level
                                                 All Business Units Represented
  All Business Units Represented

Team Roles
--------------------------------------------------------------------------------

                              Executive Committee

o        Approve Key Merger Steering Committee decisions

                           Merger Steering Committee

o        Establish strategic direction

o        Provide overall leadership

o        Approve recommendations

o        Address issues and resolve conflicts

                          Project Management Committee

o        Coordinate teams sequence activities and monitor progress

o        Develop merger timeline and set milestones

o        Identify and allocate critical resources

o        Resolve issues

Team Roles
--------------------------------------------------------------------------------

                            Customer Experience Team

o        Monitor primary emphasis on customer retention through transition

o        Immediately respond to any integration-related customer issue

o Provide customer perception and issue identification information associated with merger

                            Culture Integration Team

o        Assess cultural similarities and differences

o Provide action-oriented programs to accelerate cultural integration and leverage cultural differences


                            Integrated Communications

o        Review and approve all internal and external communications

o Ensure accuracy and consistency with merger objectives and guiding principles

                               Progress Tracking

o        Develop and track key metrics related to merger transition information

Team Roles
--------------------------------------------------------------------------------

                                Transition Team

o Develop combined business unit strategies, plans and organizational structures

o        Integrate business units to establish merged entity

o        Assess business readiness for integration

o        Manage execution risk


                             Conversion Task Force

o        Conduct technical systems review, analysis and selection

o        Develop conversion schedule based on business unit strategies

o        Implement project plan for systems integration

Transition Due Diligence
--------------------------------------------------------------------------------

Original Due Diligence

o        Black hole analysis

o        Validate efficiencies

o        Initial identification of transition issues

Key Foundation Strategies Established by June 30

o        New business strategies established

o        New organization designed

o        Tier I, II, III management identified

Subsequent Due Diligence Completed by July 31

o        Re-calculate efficiencies at detail level under new business model

o        Re-calculate all restructuring/merger-related one-time expenses

o        Incorporate results in operating budgets

Timeline
--------------------------------------------------------------------------------


                                           2001                         2002                          2003
                                     2Q     3Q      4Q      1Q      2Q       3Q      4Q     1Q     2Q     3Q     4Q
Transition Organization In Place      X
Merger Agreement Announced            X
Strategic Business Reviews            X      X
Management Structure
        Executive                     X
        Tier 2 Senior Management      X
        Tier 3 Management                    X
Shareholder Meeting                          X
Consummation                                 X
Divestiture Purchase Agreements              X
Divestitures Complete                                X      X        X
System Review and Selection           X      X       X
Early Conversions (e.g. GL, HR, AP)          X       X      X        X
Training Calendar Developed                          X      X        X       X        X
Core Conversions                                                                      X     X      X      X       X


*Detailed conversion schedule in Appendix

Transition Risk Management
--------------------------------------------------------------------------------
o Risk management is key component of entire transition/ execution process

         - Customer risk             - Employee risk      - Market risk
         - Systems/operations risk   - Regulatory risk    - Capacity/volume risk
         - Organization risk         - Financial risk     - Transaction risk


o        Continuous assessment of transition/conversion readiness

o        Proactive risk management through early warning

o Key risk identification process for elevating issues to executive management

o Merger transition organization structure provides the governance backbone for all risk management

Merger Experience
--------------------------------------------------------------------------------

o        81 bank mergers since 1985 with virtually no negative impact

           - 27 mergers were greater than $1 billion in assets
           - 13 mergers were greater than $5 billion
           - 10 broker dealers/investment managers with greater than 3 million customers

o        Ability to serve all retail customers anywhere throughout franchise

o Converted over 2,000 systems and 4,000 branches to common platforms while updating every major platform to state-of-the-art technology

o All mergers done without negative impact on customers except for CoreStates

         - Extracted too much cost
         - Converted too fast
         - Implemented new business model simultaneously
         - Does not characterize our approach to doing mergers and acquisitions

Conversion Experience (1985 - 2001)
--------------------------------------------------------------------------------

Goal: To have common systems and integrated environment

81 Acquisitions Involved
------------------------
General Ledger
Payroll
Accounts Payable
Fixed Assets
Benefits
Network Connectivity
Customer
Information Systems

41 of Those 81
Less Complex
Bank Acquisitions
Additionally
Involved
------------------------
Deposits ATM
Consumer Loans
  Leasing
  Indirect
  Unsecured/Secured
Commercial Loans
CDs
Safe Deposit Box
Overdraft Protection
Mortgage
Item Processing
Credit Card
Wire Transfer
Equity Lines
ACH

30 of Those 81
Complex Bank
Acquisitions
Additionally
Involved
------------------------
Mutual Funds
Brokerage
Personal Trust
Corporate trust
Insurance
IRA
CAP
International
Sales Tracking
CheckCard/Debit Card
Capital Markets Investments
Capital Management Investments
Trading
Account recovery
Cash management
401K
Institutional Custody

10 Specialty
Acquisitions
Involved
------------------------
Unique System Conversions
Examples Include:
  Equity Derivative Systems
  Bond Systems
  Insurance Systems
  Dot Coms

Progress Tracking Dashboard
--------------------------------------------------------------------------------

o Continuous tracking of transition progress for early detection of issues

o Dashboard of key performance metrics provided by Project Management Office to Merger Steering Committee and selected external audiences

o        Information tracked

Financial
---------
Core Expense/Goal
One Time Expense/Goal
Operating Exp/Operating Rev. vs. Goal
Operating EPS/Forecast vs. Goal
Cash EPS/Forecast vs. Goal
ChargeOffs/Avg. Loans vs. Target
NP/Loans +OREO vs. Target
Avg. Deposits/Customer vs. Baseline
Avg. Loans/Customer vs. Baseline
Revenue Growth/Forecast
Tier 1 Capital vs. Target
Total Capital vs. Target
Debt Rating vs. Target
Reserves/Loans vs. Target
Credit Losses/Avg. Loans vs. Target
Noncredit Losses/Avg. Loans vs. Target
Share Price Movement/BK Index vs. target
Economic Profit Growth vs. Target
Operating ROE vs. Target
Share Repurchases vs. Target

Progress Tracking Dashboard
--------------------------------------------------------------------------------

Customer
--------
Attrition vs. Baseline
  Consumer
  Small Business
At Risk Assessment vs. Target
Consumer (Gallup) vs. Target
Commercial (Barlow) vs. Target
Market Share of Target Groups vs. Target
Growth vs. Baseline
Brand Perception vs. Target
Customer Perception vs. Target

Human Resources
---------------
Cultural Task Force Meeting Milestones
FTE Reduction/Plan
Training Events/Plan
% Employees Retained/Plan
% Displaced in New Positions/Plan
Monthly Turnover/Plan


Transition Plan Milestones
--------------------------
% Milestones Completed vs. Schedule
Call Center Service Level Metrics vs. Target
Uptime vs. Target
Data Accuracy vs. Target
Data Integrity vs. Target
Level of Exceptions vs. Target

Appendix

Merger Key Events Timeline


                                                       DRAFT -- MOE Target Dates


                                        Day: 1   5     10      15      30    50    60    90     120     150     180     365     850
Merger Agreement Announced                 X
Merger Steering Committee Formed                 X
Merger Steering Committee
        Begins Meeting                                  X
Transition Team Leaders Identified                      X
Welcome/Comfort Sessions-All Divisions                          X
Organizational Charts
        (Senior Management)                                             X
Transition Team Leaders Meeting                                         X
Conversion Task Force Identified                                        X
File OCC Application                                                    X
File Fed Application                                                    X
File Preliminary Proxy Statement
        with SEC                                                        X
File S-4 with SEC                                                             X
Mail Proxy Statements                                                              X
Conversion Task Force Meetings Begin                                               X
Publish Conversion Schedule
        (High Level Strawman)                                                      X      X
Systems Review & Systems Selection                                                 X      X      X
Product Alignment Begins                                                           X      X      X        X       X
Selection Process for
        Personnel/HR Determined                                                    X      X
Key Leadership Positions
        Determined & Communicated                                                  X      X
Shareholder Meeting                                                                       X      X
Business Plans for All Divisions                                                          X
Telecommunications/Corporate
        Real Estate Site Visits Begin                                                     X
Business Unit Contingency Plans                                                           X      X
Training Calendar Developed                                                               X      X
Branch Consolidation/Facility
        Designs                                                                                  X
Early Conversions
        (GL, AP, PW, FA, HR, etc)                                                                X        X       X
Merger Consummation                                                                              X        X
Flex Benefit Orientation Begins                                                                                   X
Divestiture                                                                                                               X
Final Conversions (Deposits, etc)                                                                                         X       X
Signage Changed at All Branches                                                                                           X       X

                             INTEGRATION DASHBOARD
                             Wachovia / First Union

                                                                        ----
                                                                        Date
                                                                        ----

                                   Financial




                              --------------------

                                 DEAL EXECUTION

--------------------------------------------------
                              Actual      TTD Goal
                              --------------------
Core Expense
/Goal
--------------------------------------------------
                               TTD         Total
                              --------------------
OneTime
Expense/Goal
--------------------------------------------------
                              Actual      TTD Goal
                              --------------------

Operating Exp./
Operating Rev.
--------------------------------------------------




                              --------------------
                                   DELIVERING
                                    EARNINGS
                                     TARGET
                              --------------------
                              Actual      TTD Goal
--------------------------------------------------

Operating EPS/
Forecast




Cash EPS/
Forcast


--------------------------------------------------





                              --------------------

                                 CREDIT QUALITY
                              --------------------
                              Actual        Target
--------------------------------------------------

ChargeOffs/
Avg. Loans


NPA/Loans
+ OREO


--------------------------------------------------


                              --------------------
                                    REVENUE
                                    MOMENTUM
                              --------------------
Revenue/Growth                          Linked Qtr.
    Goal                      Actual      Forecast
                              --------------------

Wealth Management

Specialty Finance

General Banking

Capital Management

Capital Markets

Total

--------------------------------------------------



                              --------------------
                                   SOUNDNESS
                              --------------------

                              Actual       Target

Reserves/Loans

Credit Losses

Non-Credit Losses

Tier 1 Capital

Total Capital

Debt Rating

----------------------------------------------------


                              --------------------
                                  SHAREHOLDER
                                     VALUE
                              --------------------

                              Actual      Target

Share Price Movement/Index

Economic Profit Growth

ROE

------------------------------------------------------


NOTES:     TTD = Transition to Date          (         )  Indicates problem area

                             INTEGRATION DASHBOARD
                             Wachovia / First Union

                                                                        ----
                                                                        Date
                                                                        ----

                                    Customer

                                ---------------------------------------
                                                ATTRITION
                                ---------------------------------------
                                        Actual          Baseline
-----------------------------------------------------------------------

Attrition vs.
Baseline

Small Business

Consumer

At Risk Assessment

-----------------------------------------------------------------------


                                ---------------------------------------
                                           SERVICE QUALITY
                                ---------------------------------------
                                        Actual          Goal
-----------------------------------------------------------------------

Consumer (Gallup)

Commercial (Barlow)

-----------------------------------------------------------------------


                                ---------------------------------------
                                             MARKET SHARE
                                ---------------------------------------
                                        Actual          Goal
-----------------------------------------------------------------------

Market Share of
Target Groups

-----------------------------------------------------------------------


                                ---------------------------------------
                                                ACQUISITION
                                ---------------------------------------
                                        Actual          Baseline
-----------------------------------------------------------------------

Growth vs. Baseline

-----------------------------------------------------------------------


                                ---------------------------------------
                                                IMAGE
                                ---------------------------------------
                                        Actual          Goal
-----------------------------------------------------------------------

Brand
Perception

Customer
Perception of
Merger

-----------------------------------------------------------------------

                                ---------------------------------------
                                            BRANCH IMPACT
                                ---------------------------------------
                                        Actual          Baseline
-----------------------------------------------------------------------

Avg. Deposits/Customer

Avg. Loans/Customer

-----------------------------------------------------------------------

                             INTEGRATION DASHBOARD
                             Wachovia / First Union

                                                                        ----
                                                                        Date
                                                                        ----

                              Transition Milestones

                                ---------------------------------------
                                           MEETING MILESTONES
                                ---------------------------------------
                                        Actual          Schedule
-----------------------------------------------------------------------

% Milestones Complete

-----------------------------------------------------------------------


                                ---------------------------------------
                                       SERVICE LEVEL EXECUTION
                                ---------------------------------------
                                        Actual          Goal
-----------------------------------------------------------------------

Call Center/Service Level
Metrics

-----------------------------------------------------------------------


                                ---------------------------------------
                                       CORE SYSTEMS ENHANCEMENT
                                ---------------------------------------
                                        Actual          Goal
-----------------------------------------------------------------------

Uptime

Data Accuracy

Data Integrity

-----------------------------------------------------------------------


                                ---------------------------------------
                                        OPERATIONAL RISK MANAGEMENT
                                ---------------------------------------
                                        Actual          Goal
-----------------------------------------------------------------------

Level of Exceptions

-----------------------------------------------------------------------

                             INTEGRATION DASHBOARD
                             Wachovia / First Union

                                                                        ----
                                                                        Date
                                                                        ----

                                 Human Resources

                                ---------------------------------------
                                          CULTURAL ALIGNMENT
                                ---------------------------------------
                                        Actual          Schedule
-----------------------------------------------------------------------

Cultural Task
Force

Meeting
Milestones
-----------------------------------------------------------------------


                                ---------------------------------------
                                           STAFFING TO PLAN
                                ---------------------------------------
                                        Actual          Goal
-----------------------------------------------------------------------

FTE Reduction/Plan

-----------------------------------------------------------------------


                                ---------------------------------------
                                              SATISFACTION
                                ---------------------------------------
                                        Actual          Goal
-----------------------------------------------------------------------

Employee
Interview

Voluntary
Controllable

Turnover
-----------------------------------------------------------------------


                                ---------------------------------------
                                         KNOWLEDGE/SKILL LEVELS
                                ---------------------------------------
                                        Actual          Goal
-----------------------------------------------------------------------

Training
Events/Plan                             TBD             TBD

-----------------------------------------------------------------------


                                ---------------------------------------
                                       RETENTION OF KEY EMPLOYEES
                                ---------------------------------------
                                        Actual          Goal
-----------------------------------------------------------------------

% Retained

% Displaced in
New Positions

Monthly
Turnover
-----------------------------------------------------------------------

                             INTEGRATION DASHBOARD
                             Wachovia / First Union

                                                                        ----
                                                                        Date
                                                                        ----
                                    APPENDIX

               Detail to be determined - support for calculations